UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024
Commission File Number: 001-36897

FIRSTSERVICE CORPORATION
(Translation of registrant's name into English)

1255 Bay Street, Suite 600
Toronto, Ontario, Canada
M5R 2A9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRSTSERVICE CORPORATION
(Registrant)

Date: April 3, 2024	/s/ Jeremy Rakusin
Jeremy Rakusin
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Report of Voting Results from Annual Meeting of Shareholders held on April 3, 2024.
99.2	Press Release regarding Announcement of Election of Directors and Other Results dated April 3, 2024.